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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Lorus Therapeutics Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
544191109
(CUSIP Number)
Georg Ludwig
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Liechtenstein
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	544191109
This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2006 and as amended by Amendment No. 1 thereto, filed on August 31, 2006 and by Amendment No. 2 thereto, filed on May 4, 2007 (as amended hereby, the “Schedule 13D”) by High Tech Beteiligungen GmbH & Co. KG (“HTB”); High Tech Private Equity GmbH (“HTPE”); ConPharm Anstalt (“ConPharm”); and Georg Ludwig (“Mr. Ludwig”), and relates to the common shares, no par value (the “Common Shares”) of Lorus Therapeutics Inc.
Item 1. Security and Issuer
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“This Schedule 13D relates to the common shares, no par value, of Lorus Therapeutics Inc., an Ontario corporation duly incorporated under the Business Corporations Act (Ontario). Lorus has its principal executive offices at 2 Meridian Road, Toronto, Ontario M9W 4Z7, Canada.
Pursuant to the Arrangement described in Item 6 of this Schedule 13D, involving, among others, Lorus Therapeutics Inc. (“Old Lorus”), 6650309 Canada Inc., which as part of the Arrangement was renamed “Lorus Therapeutics Inc.” (“New Lorus” or the “Company”) and 6707157 Canada Inc. (the “Investor”), all common shares of Old Lorus issued and outstanding immediately prior to the Arrangement were exchanged for common shares of New Lorus. In this Schedule 13D, all references to “Common Shares” in respect of any time prior to the effective time of the Arrangement on July 10, 2007 refer to common shares, no par value of Old Lorus and (2) all references to Common Shares in respect of any time at or after the effective time of the Arrangement on July 10, 2007 refer to common shares, no par value of New Lorus.”
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“Pursuant to a Share Purchase Agreement, dated July 13, 2006 (the “Share Purchase Agreement”), between Old Lorus and HTB, HTB acquired on August 30, 2006 (the “Share Acquisition”) an aggregate 28,800,000 Common Shares from treasury (the “Treasury Shares”) at a price per share of Cdn$0.36 for an aggregate subscription price of Cdn$10,368,000 (equivalent to approximately US$9,332,133 based on the noon buying rate of Cdn$1.1110 = US$1.00 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on August 29, 2006).
HTB entered into the Share Purchase Agreement through its representative ConPharm, on authority delegated to ConPharm by HTPE, the general partner of HTB. ConPharm is the entity that exercised direct control and direction over the Treasury Shares and which exercises direct control and direction over all Common Shares of New Lorus issued in exchange for the Treasury Shares and other Common Shares of Old Lorus in the Arrangement.
HTB subsequently acquired an additional 290,000 Common Shares in open market purchases on the Toronto Stock Exchange, as follows:

Page 2 of 8 Pages

CUSIP No.	544191109

	Number of	Price per	Estimated Price
	Common Shares	Common Share	per Common
Date of Purchase	Purchased	(Cdn$)	Share (US$)[1]
October 17, 2006	140,000	Cdn$0.2600	US$0.2285

October 18, 2006	5,500	Cdn$0.2500	US$0.2198
	25,000	Cdn$0.2547	US$0.2239

October 19, 2006	25,000	Cdn$0.2550	US$0.2252
	45,500	Cdn$0.2547	US$0.2249
	49,000	Cdn$0.2569	US$0.2268

1.	The estimated price per Common Share in US dollars is based on the noon buying rate for Canadian dollars in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as follows: October 17, 2006 (US$1.00 = Cdn$1.1379); October 18, 2006 (US$1.00 = Cdn$1.1375); October 19, 2006 (US$1.00 = Cdn$1.1325).
The aggregate price paid for the Common Shares purchased by HTB on October 17, 18 and 19, 2006 was Cdn$76,694.45 (equivalent to approximately US$84,826.73 based on the noon buying rates set out in note 1 to the above table.
On July 10, 2007, the Reporting Persons acquired 29,090,000 Common Shares of New Lorus, representing approximately 13.7% of the outstanding Common Shares of New Lorus, in exchange for the 29,090,000 Common Shares of Old Lorus that they held immediately prior to the Arrangement. Accordingly, the Reporting Persons’s relative ownership interest in New Lorus has not changed from their relative ownership interest in Old Lorus immediately prior to the Arrangement.”
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“HTB has acquired Common Shares, as described in Item 5, below, for investment purposes only. Pursuant to the Share Purchase Agreement, dated July 13, 2006 (the “Share Purchase Agreement”), between Old Lorus and HTB, represented by ConPharm, HTB has the right to nominate one nominee to the board of directors (the “Board”) of the Company or, if it does not have a nominee or its nominee is not elected to the Board by the shareholders of the Company, HTB has the right to appoint an observer to the Board.
The Reporting Persons may in the future take such actions in respect of their holdings of securities of the Company as they deem appropriate in light of circumstances then existing, including the acquisition or disposition of Common Shares or other securities of

Page 3 of 8 Pages

CUSIP No.	544191109
the Company. The Reporting Persons may from time to time acquire additional Common Shares in the open market or in privately negotiated transactions, subject to availability of Common Shares at prices deemed favorable, the Company’s business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.
Except as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person, and to the knowledge of the Reporting Persons, no other person otherwise identified in Item 2, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.”
Item 5 Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	“Based on 212,265,616 Common Shares issued and outstanding as at July 10, 2007, as disclosed by the Company to the Reporting Persons, as of the date hereof:
(i)	HTB beneficially owns 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(ii)	HTPE, through its control of HTB, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(iii)	ConPharm, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

Page 4 of 8 Pages

CUSIP No.	544191109
(iv)	Mr. Ludwig, through his control of ConPharm, is deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares;

(v)	AVIDA, through its control of HTPE may be deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares; and

(vi)	DEWB, may be deemed to control HTPE and, as a result, may be deemed to control an aggregate 29,090,000 Common Shares, which represents approximately 13.7% of the total issued and outstanding Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D is the record or beneficial owner of, nor does any such person control, any Common Shares.

(b)	As of the date hereof:
(i)	none of the Reporting Persons, AVIDA or DEWB has sole power to vote or dispose of, or to direct the vote or disposition of, any Common Shares;

(ii)	each of the Reporting Persons has shared power to vote or dispose of, or to direct the vote or disposition of, 29,090,000 Common Shares; and

(iii)	each of AVIDA and DEWB may be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, 29,090,000 Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Common Shares.

(c)	None of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of AVIDA, DEWB or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“On August 30, 2006, contemporaneously with the consummation of the Share Acquisition, HTB, represented by ConPharm, entered into a registration rights agreement (the “Registration Rights Agreement”) with Old Lorus. The Registration Rights

Page 5 of 8 Pages

CUSIP No.	544191109
Agreement provides that HTB is entitled to demand, up to an aggregate of five times, the registration or qualification of the Treasury Shares held by HTB for resale in the United States and Canada, subject to certain restrictions. Pursuant to the Registration Rights Agreement HTB is also entitled to piggy-back registration rights to enable it to sell the Treasury Shares in connection with a public offering of Common Shares, subject to certain exceptions. These registration rights expire on June 30, 2012.
The Arrangement
On May 1, 2007, HTB entered into the Subject Agreements (as defined below) with the Investor in connection with the proposed arrangement (the “Arrangement”) announced by the Company on May 1, 2007. On July 10, 2007 the Arrangement was completed.
Subject Agreements
HTB entered into an agreement with Investor (the “Voting Agreement”) pursuant to which, subject to the terms and conditions thereof, HTB agreed to and did, among other things, vote the common shares of the Company beneficially owned by HTB at the time of the meeting held on June 25, 2007 (collectively, the “Lorus Shares”) in favor of the Arrangement and the consummation of the transactions contemplated thereby. The Voting Agreement provided that, notwithstanding anything contained in the Voting Agreement, HTB was entitled to vote the Lorus Shares in favor of, deposit the Lorus Shares to, and otherwise support any Superior Proposal (as defined in the arrangement agreement (the “Arrangement Agreement”) entered into by the Company in connection with the Arrangement).
In addition, pursuant to the Voting Agreement HTB has agreed that, subject to certain exceptions, HTB will not encumber the Lorus Shares or grant or agree to grant any proxy or other right to vote the Lorus Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of the securityholders of the Company or give consents or approval of any kind as to the Lorus Shares. Investor has agreed that it will, subject to the terms and conditions of the Arrangement Agreement and the Arrangement, comply with Investor’s obligations set forth in the Arrangement Agreement in accordance with the terms thereof and will not amend or waive any provision of the Arrangement Agreement where such amendment or waiver would be, in the reasonable opinion of Investor, adverse to the interests of HighTech. The Voting Agreement was terminable prior to or at the effective time of the Arrangement (a) automatically if the Arrangement Agreement or the Investor Share Purchase Agreement (as defined below) was terminated in accordance with its terms; (b) by written agreement of Investor and HTB; (c) by HTB or Investor in the event that HTB voted the Lorus Shares in favor of, deposited the Lock-Up Shares to, and otherwise supported a Superior Proposal (as defined in the Arrangement Agreement); (d) by HTB or Investor if, upon a vote at the duly held meeting to consider the Arrangement, the securityholders of the Company did not approve the Arrangement; or (e) by HTB or Investor if the Arrangement had not become effective on or before July 1, 2007 or such other date as agreed upon by such parties.
In addition, HTB entered into a share purchase agreement with Investor (the “Investor Share Purchase Agreement” and, together with the Voting Agreement, the “Subject

Page 6 of 8 Pages

CUSIP No.	544191109
Agreements”)) pursuant to which HTB agreed to sell to Investor, as one of the steps in the Arrangement, certain shares issued to HTB as one of the earlier steps of the Arrangement (the “Additional Arrangement Shares”). The purchase price paid by the Investor to HTB for each Additional Arrangement Share was equal to the amount paid at the effective time of the Arrangement by the Investor for each common share of New Lorus purchased pursuant to one of the earlier steps of the Arrangement. The Investor Share Purchase Agreement contains certain customary representations, warranties and covenants of HTB (including a covenant not to acquire any additional common shares of the Company during the term of the agreement) and of Investor and certain customary conditions to closing, including the accuracy of representations and warranties, performance of covenants and the absence of any material adverse change of the Company. The Investor Share Purchase Agreement is terminable (a) by HTB or Investor if, upon a vote at the duly held meeting, the securityholders of the Company did not approve the Arrangement in accordance with applicable securities law; (b) by HTB or Investor if the Arrangement had not become effective on or before July 1, 2007 or such other date as agreed upon by the parties; (c) automatically with no further action required on the part of HTB or Investor if the Arrangement Agreement or the Voting Agreement was terminated in accordance with its terms; (d) by HTB or Investor if a material breach of any representation, warranty, covenant, obligation or other provision of the Investor Share Purchase Agreement had been committed by the other party and such breach had not been waived or cured prior to the earlier of (i) the time of the share purchase transaction pursuant to the Arrangement (the “Share Purchase Time”), and (ii) the date that is 15 days following the date on which the non-breaching party notifies the other party of such breach; (e) by Investor if any of the conditions favor of Investor had not been satisfied as of the Share Purchase Time or if satisfaction of such a condition was or became impossible (other than through the failure of Investor to comply with its obligations under the agreement) and Investor had not waived such condition on or before the Share Purchase Time; (f) by HTB if any of the conditions in favor of HTB had not been satisfied as of the Share Purchase Time or if satisfaction of such a condition was or became impossible (other than through the failure of HTB to comply with its obligations under the agreement) and HTB had not waived such condition on or before the Share Purchase Time; or (g) by written agreement of Investor and HTB.”

Page 7 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated July 10, 2007

HIGH TECH BETEILIGUNGEN GMBH & CO. KG
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

HIGH TECH PRIVATE EQUITY GMBH
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

CONPHARM ANSTALT
By:	/s/ Georg Ludwig
	Name:	Georg Ludwig
	Title:	Managing Director

/s/ Georg Ludwig
Georg Ludwig